GENERATION INCOME PROPERTIES, INC.

401 East Jackson Street, Suite 3300

Tampa, Florida 33602

August 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Generation Income Properties, Inc.

Registration Statement on Form S-11 (Registration No. 333-235707)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Generation Income Properties, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 5:00 P.M., Eastern time, on Wednesday, September 1, 2021, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

Generation Income Properties, Inc.

By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer